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                            January 18, 2024

       Lei Zhang
       Co-Chief Executive Officer
       Cheche Group Inc.
       8/F, Desheng Hopson Fortune Plaza
       13-1 Deshengmenwai Avenue
       Xicheng District, Beijing 100088, China

                                                        Re: Cheche Group Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed January 4,
2024
                                                            File No. 333-274806

       Dear Lei Zhang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Management
       Compensation of Directors and Executive Officers, page 198

   1. Please update your executive compensation disclosure for the 2023 fiscal year. Refer to
                                                        Item 6.B. of Form 20-F.
 Lei Zhang
Cheche Group Inc.
January 18, 2024
Page 2

       Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                        Sincerely,
FirstName LastNameLei Zhang
                                                        Division of Corporation
Finance
Comapany NameCheche Group Inc.
                                                        Office of Finance
January 18, 2024 Page 2
cc:       Dan Ouyang, Esq.
FirstName LastName